                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No.      )*


                  American Residential Investment Trust, Inc.
                   -----------------------------------------
                               (Name of Issuer)


                          Common Stock, par value $.01
                   -----------------------------------------
                        (Title of Class of Securities)


                                  02926T 10 3
                   -----------------------------------------
                                (CUSIP Number)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO. 02926T 10 3                13G                       Page 2 of 7 Pages
--------------------------------------------------------------------------------

--------------  ----------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF
                ABOVE PERSONS
                MDC REIT Holdings, LLC       I.R.S. #_______
--------------  ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (a) [ ]
                     (b) [ ]
--------------  ----------------------------------------------------------------
      3         SEC USE ONLY

--------------  ----------------------------------------------------------------
      4         CITIZENSHIP OR PLACE OF ORGANIZATION
                     Formed under the laws of the State of Delaware
--------------  ----------------------------------------------------------------
   NUMBER OF           5        SOLE VOTING POWER
    SHARES                           N/A
 BENEFICIALLY   --------------  ------------------------------------------------
   OWNED BY            6        SHARED VOTING POWER
     EACH                            1,600,000
  REPORTING     --------------  ------------------------------------------------
 PERSON WITH           7        SOLE DISPOSITIVE POWER
                                     N/A
                --------------  ------------------------------------------------
                       8        SHARED DISPOSITIVE POWER
                                     1,600,000
--------------  ----------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,600,000
--------------  ----------------------------------------------------------------
     10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
                SHARES*
                     [ ]
--------------  ----------------------------------------------------------------
     11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     19.7%
--------------  ----------------------------------------------------------------
     12         TYPE OF REPORTING PERSON*
                     00
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO. 02926T 10 3                13G                       Page 3 of 7 Pages
--------------------------------------------------------------------------------

--------------  ----------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF
                ABOVE PERSONS
                Home Asset Management Corp.       I.R.S. #_______
--------------  ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                     (a) [ ]
                     (b) [ ]
--------------  ----------------------------------------------------------------
      3         SEC USE ONLY

--------------  ----------------------------------------------------------------
      4         CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware
--------------  ----------------------------------------------------------------
                       5        SOLE VOTING POWER
                                     N/A
                --------------  ------------------------------------------------
                       6        SHARED VOTING POWER
   NUMBER OF                         1,600,000 shares (the "Shares"), all of
    SHARES                           which are owned of record by MDC REIT
 BENEFICIALLY                        Holdings, LLC ("Holdings"). Home Asset
   OWNED BY                          Management Corp. ("HAMCO") is the managing
     EACH                            member of Holdings.
  REPORTING     --------------  ------------------------------------------------
 PERSON WITH           7        SOLE DISPOSITIVE POWER
                                     N/A
                --------------  ------------------------------------------------
                       8        SHARED DISPOSITIVE POWER
                                     1,600,000 shares of which 1,600,000 shares
                                     are owned of record by Holdings. HAMCO is
                                     the managing member of Holdings.
--------------  ----------------------------------------------------------------
      9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,600,000
--------------  ----------------------------------------------------------------
     10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
                SHARES*
                     [ ]
--------------  ----------------------------------------------------------------
     11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     19.7%
--------------  ----------------------------------------------------------------
     12         TYPE OF REPORTING PERSON*
                     CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 4 of 7 Pages


ITEM 1(a)
Name of Issuer:
American Residential Investment Trust, Inc.


ITEM 1(b)

Address of Issuer's Principal Executive Offices:
445 Marine View Avenue, Suite 230
Del Mar, California  92014


ITEM 2(a)-(c)

Name, Address and Citizenship of Persons Filing:


(a)     MDC REIT Holdings, LLC ("Holdings")
(b)     445 Marine View Avenue, Suite 230, Del Mar, California, 92014
(c)
(d)     Delaware


(e)     Home Asset Management Corp. ("HAMCO")
(f)     445 Marine View Avenue, Suite 230, Del Mar, California, 92014
(g)     Delaware


        With respect to HAMCO, this statement relates only to HAMCO's indirect, beneficial ownership of the Shares, which are held of record by Holdings. HAMCO does not directly hold any shares of the Issuer.


ITEM 2(d)

Title of Class of Securities:
Common Stock, par value $.01.


ITEM 2(e)

CUSIP Number:
02926T 10 3.

ITEM 3

Type of Person:
Not Applicable.


ITEM 4

Ownership:
See rows 5-8 of Cover Pages.


        Holdings is the holder of record of the Shares. HAMCO is the managing member of Holdings pursuant to an operating agreement. Accordingly, HAMCO may be deemed to have voting control of the Shares held by Holdings with respect to ordinary and usual matters. Decisions respecting voting of the Shares (except as described below), is by majority decision of

                                                               Page 5 of 7 Pages



the Board of Directors of HAMCO. Each director of HAMCO is listed on Exhibit B. Shares of the Issuer beneficially held directly by each of the Directors are also set forth on Exhibit B.

        Transactions which could result in the disposition of the Shares by Holdings require the approval of the members of Holdings having membership interests which constitute more than 80% of all membership interests. No single member or group of affiliated members of Holdings hold 80% of the membership interests of Holdings.


ITEM 5

Ownership of Five Percent or Less of a Class:
Not Applicable.


ITEM 6

Ownership of More than Five Percent on Behalf of Another Person:

        Pursuant to an operating agreement, the members of Holdings, including HAMCO, have a right to receive dividends from or proceeds from the sale of, the Shares owned by Holdings. HAMCO has a senior preference right to receive distributions equal to 5% per quarter of the capital amount contributed by HAMCO (initially equal to $20 million), compounded quarterly to the extent unpaid. After payment of the preferred amount in full, HAMCO has a right to receive approximately 50% of any remaining distributions in repayment of its capital contributions. The balance of any distributions shall be made to the remaining members of Holdings in proportion to their ownership ratios, which are set forth on Exhibit C. After payment in full of its preference amount and return of its capital contribution, HAMCO will have no further rights to distributions from Holdings.

        Holdings has pledged the Shares to secure HAMCO's obligations under certain Notes issued pursuant to a Securities Purchase Agreement. Upon a default under the Securities Purchase Agreement, the pledged shares will be transferred to the holders of the Notes. The holders of the Notes are the entities affiliated with TCW/Crescent Mezzanine, L.L.C. as set forth on Exhibit C.

        At the discretion of the Board of Directors of HAMCO and subject to the terms of the Securities Purchase Agreement and Notes, distributions received by HAMCO from Holdings may be used by HAMCO first to make payment on the Notes and thereafter to pay a cumulative dividend on non-voting preferred stock which is held by certain entities and individuals who are also members of Holdings.


ITEM 7

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.


ITEM 8

Identification and Classification of Members of the Group:
Not Applicable.

                                                               Page 6 of 7 Pages




ITEM 9

Notice of Dissolution of Group:
Not Applicable.


ITEM 10

Certification:
Not Applicable.

                                                               Page 7 of 7 Pages



                                    Signature



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 10, 1998.




                                        MDC REIT Holdings, LLC



                                        By:     /s/ Mark A. Conger
                                            ------------------------------------
                                        Name:   Mark A. Conger
                                        Title:  Executive Vice President and
                                                Chief Financial Officer





                                        Home Asset Management Corp.



                                        By:     /s/ Mark A. Conger
                                            ------------------------------------
                                        Name:   Mark A. Conger
                                        Title:  Executive Vice President and
                                                Chief Financial Officer

                                  EXHIBIT INDEX


    Exhibit
    -------

    Exhibit A:      Agreement of Joint Filing

    Exhibit B       List of Directors of Home Asset Management Corp.
                    and Issuer's shares beneficially owned

    Exhibit C       List of Members of MDC REIT Holdings, LLC

                                    EXHIBIT A

                            Agreement of Joint Filing


        The Undersigned hereby agree that they are filing jointly, pursuant to Rule 13d-1 of the Act, the statement dated February 10, 1998, containing the information required by Schedule 13G for the Shares of the Common Stock of American Residential Investment Trust, Inc., a Maryland corporation, held of record by MDC REIT Holdings, LLC and indirectly by Home Asset Management Corp.


Date:   February 10, 1998.


MDC REIT Holdings, LLC, A Limited Liability Company formed under the laws of the State of Delaware




By:     /s/ Mark A. Conger
    --------------------------------------------------------
Name:   Mark A. Conger
      ------------------------------------------------------
Title:  Executive Vice President and Chief Financial Officer
       -----------------------------------------------------



Home Asset Management Corp., a Delaware corporation




By:     /s/ Mark A. Conger
    --------------------------------------------------------
Name:   Mark A. Conger
      ------------------------------------------------------
Title:  Executive Vice President and Chief Financial Officer
       -----------------------------------------------------

                                    Exhibit B


                               Directors of HAMCO


                                                                   Shares of the Issuer
                    Name, Address(1)                                beneficially held
                    ----------------                               --------------------
John Robbins(2)                                                           80,000
c/o American Residential Investment Trust, Inc.
445 Marine View Avenue, Suite 230
Del Mar, CA 92014

Jay Fuller(2)                                                             78,000
c/o American Residential Investment Trust, Inc.
445 Marine View Avenue, Suite 230
Del Mar, CA 92014

George McCown                                                                  0
McCown De Leeuw & Co.
101 East 52nd Street
31st Floor
New York, NY 10022

David De Leeuw                                                                 0
McCown De Leeuw & Co.
101 East 52nd Street
31st Floor
New York, NY 10022

Jean-Marc Chapus                                                               0
TCW Crescent Mezzanine LLC
11100 Santa Monica Blvd.
Suite 2000
Los Angeles, CA 90025

(1) all directors are U.S. citizens. Each director disclaims beneficial ownership of the Shares.

(2) Includes 72,000 shares issuable upon exercise of options exercisable within 60 days of December 31, 1997

                                    Exhibit C


                        Members of MDC REIT Holdings, LLC


ENTITIES AFFILIATED WITH MCCOWN DE LEEUW & CO.:
McCown De Leeuw & Co. II, L.P.                                28.97%
McCown De Leeuw Associates, L.P.                              12.88%
McCown De Leeuw & Co. Offshore (Europe), L.P.                 3.22%
McCown De Leeuw & Co. Offshore (Asia), L.P.                   0.91%

ENTITIES AFFILIATED WITH TCW/CRESCENT MEZZANINE, L.L.C.
TCW/Crescent Mezzanine Partners, L.P.                         19.76%
TCW/Crescent Mezzanine Trust                                  6.01%
TCW Crescent Mezzanine Investment Partners, L.P.              0.53%
Crescent/Mach I Partners, L.P.                                3.00%
TCW Shared Opportunity Fund II, L.P.                          0.61%

No other member holds a percentage interest in excess of 2.5%